SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                            ------------------------



                                    FORM 425

                         Pursuant to Rule 425 under the
                             Securities Act of 1933





                              AVIATION GROUP, INC.
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             (Exact name of registrant as specified in its charter)

           TEXAS                          0-10124                75-2631373
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(State or other jurisdiction of   (Commission File Number)      (IRS Employer
incorporation or organization)                               Identification No.)



700 N. Pearl Street, Suite 2170
         Dallas, Texas                                             75201
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(Address of principal executive offices)                         (Zip Code)



Registrant's telephone number, including area code (214) 922-8100.


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Listed below is the press release of Aviation Group, Inc. dated March 21, 2000.

             Aviation Group Announces Appointment of travelbyus.com
                       Officers to its Board of Directors

March 21, 2000: Dallas, Texas. Aviation Group, Inc. (NASDAQ: AVGP) announced today that it has executed the necessary agreements to acquire Global Leisure Travel, Inc. of Seattle, Washington. Simultaneous with this transaction, and in preparation for its upcoming merger with Canadian-based travelbyus.com, Ltd., Aviation Group, Inc. appointed two travelbyus.com executives to its Board of Directors.

Appointed to Aviation Group's Board were Mr. Bill Kerby, travelbyus.com's CEO, and John Snyder, travelbyus.com's president. Kerby also assumes the role of CEO for Aviation Group. Mr. Lee Sanders, Aviation Group's founder, remains as Chairman of Aviation Group.

On March 2, 2000, Aviation Group, Inc., a Texas corporation ("Aviation Group"), acquired a controlling stock interest in Global Leisure Travel, Inc., a Washington corporation ("Global"), through the investment of U.S. $2,000,000. Aviation Group subsequently invested an additional U.S. $2,500,000 in Global. With the invested funds, Aviation Group purchased 450,000 shares of the Series B Preferred Stock of Global (the "Global Stock"). The Global Stock entitles Aviation Group to a controlling vote in matters submitted to the holders of Global's voting capital stock. The funds for this acquisition were provided to Aviation Group by travelbyus.com, Ltd. ("travelbyus"), an Ontario corporation traded on the Toronto Stock Exchange under the symbol "TBU" and the Frankfurt Stock Exchange under the symbol "TVB." Travelbyus invested U.S. $4,500,000 in the purchase of nonvoting, Series B Preferred Stock issued by Aviation Group (the "Aviation Group Preferred Stock") contemporaneous with Aviation Group's investments in Global.

As part of the acquisition of Global, the prior Global directors have resigned and been replaced by three directors: Richard Morgan, Aviation Group's Chief Financial Officer, Bill Kerby and Jon Snyder.

Bill Kerby is a director and Vice Chairman and Chief Executive Officer of travelbyus and responsible for setting the strategic direction of that company. Prior to travelbyus, he was the founder, President and Chief Executive Officer of Leisure Canada Inc., a publicly traded company in the travel industry, where his experience ranged from hotel and resort development to overseeing that company's travel division assets. Mr. Kerby graduated from York University with a degree in Economics.

Jon Snyder is President of travelbyus. He has been involved in the travel industry for over 30 years. He was one of the principals involved in the creation of the American Airlines FlyAAway Vacations program and served as President of that program.

Both the Global Stock and the Aviation Group Preferred Stock have 12% dividend rates, if and when declared by the respective Boards of Directors. Aviation Group Preferred Stock is redeemable from travelbyus at the option of Aviation Group after February 2001 at a redemption price equal to the original investment plus any accrued, unpaid dividends. Aviation Group may also elect at any time to cause Global to redeem the Global Stock from Aviation Group.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of any securities in any state or Canadian providence in which such offer, solicitation or sale would be unlawful prior to regiatration or qualification under the applicable securities laws. Prospective investors are urged to read, when filed with the Securities and Exchange Commission, the prospectus/joint proxy statement and registration statement that will be filed by Aviation Group in connection with the transactions described in this press release. After filing, these documents will be available for free at the Securities and Exchange Commission's EDGAR website at www.sec.gov and may be obtained for free from Aviation Group upon request.